Exhibit 99.2

Docebo Announces Preliminary Fourth Quarter 2020 Financial Results

Expected preliminary ARR growth of 55% to 57% for the fourth quarter of 2020

TORONTO, ONTARIO – January 20, 2021: Docebo Inc. (“Docebo” or the “Company”) (Nasdaq: DCBO; TSX: DCBO), a leading AI-powered learning platform, today announced preliminary financial results for the three months ended December 31, 2020. All amounts are expressed in US dollars unless otherwise stated.

•	Revenue is expected to be between $18.25 and $18.75 million for the fourth quarter of 2020, an increase of 48% to 52% compared to $12.3 million for the fourth quarter of 2019

•	Annual Recurring Revenue[1] (“ARR”) is expected to be between $73 and $74 million as at December 31, 2020, an increase of 55% to 57% compared to $47.2 million as at December 31, 2019

•	Average Contract Value[1] (“ACV”) is expected to be between $33,500 to $33,950 as at December 31, 2020, compared to approximate $27,362 as at December 31, 2019.

[1]	Please refer to “Key Performance Indicators” section of this press release.

These estimates are preliminary and are inherently uncertain due to a number of factors and remain subject to Docebo management and Audit Committee reviews and the completion of regular financial closing and review procedures and audit procedures for the three months ended December 31, 2020. Additional adjustments to the preliminary estimates presented above may be identified, and final results for the relevant fiscal periods may differ materially from these preliminary estimates and will not be finalized until after the Company completes its normal year-end accounting procedures, including execution of internal controls over financial reporting. These preliminary estimates are intended to provide information about management’s current expectations regarding certain aspects of Docebo’s financial performance. Reliance on the information presented herein may not be appropriate for other purposes.

Forward-Looking Information

This news release may contain “forward-looking information” and “forward-looking statements” (collectively, “forward-looking information”) within the meaning of applicable securities laws, including, without limitation, statements regarding Docebo’s preliminary estimates for revenue, annual recurring revenue and average contract value for the three months ended December 31, 2020. Forward-looking statements are provided for the purpose of presenting information about management’s current expectations and plans relating to the future and allowing investors and others to get a better understanding of our anticipated financial position, results of operations, and operating environment.

This forward-looking information is based on our opinions, estimates and assumptions that, while considered by Docebo to be appropriate and reasonable as of the date of this press release, are subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information, including, without limitation: risks related to Docebo’s business and financial position; risks related to changes and adjustments to these preliminary estimates resulting from Docebo management and Audit Committee reviews and/or regular financial closing and review procedures and audit procedures; that Docebo may not be able to accurately predict its rate of growth and profitability; risks related to economic and political uncertainty; risks related to Docebo’s amortization of revenue over the term of its customer subscriptions; income tax related risks; and those factors discussed in greater detail under the “Risk Factors” section of the prospectus supplement dated January 20, 2021 and our Annual Information Form for the year ended December 31, 2019, each available under our profile on SEDAR at www.sedar.com and on EDGAR at www.sev.gov, and should be considered carefully by prospective investors.

If any of these risks or uncertainties materialize, or if the opinions, estimates or assumptions underlying the forward-looking information prove incorrect, actual results or future events might vary materially from those anticipated in the forward-looking information. Although we have attempted to identify important risk factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other risk factors not presently known to us or that we presently believe are not material that could also cause actual results or future events to differ materially from those expressed in such forward-looking information. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. No forward-looking statement is a guarantee of future results. Accordingly, you should not place undue reliance on forward-looking information, which speaks only as of the date made. The forward-looking information contained in this press release represents our expectations as of the date specified herein, and are subject to change after such date. However, we disclaim any intention or obligation or undertaking to update or revise any forward-looking information whether as a result of new information, future events or otherwise, except as required under applicable securities laws.

All of the forward-looking information contained in this press release is expressly qualified by the foregoing cautionary statements.

About Docebo

Docebo is redefining the way enterprises learn by applying new technologies to the traditional corporate learning management system market. Docebo provides an easy-to-use, highly configurable learning platform with the end-to-end capabilities designed to make customers, partners, and employees love their learning experience.

Key Performance Indicators

Docebo recognizes subscription revenues ratably over the term of the subscription period under the provisions of its agreements with customers. The terms of Docebo’s agreements, combined with high customer retention rates, provides Docebo with a significant degree of visibility into near-term revenues. Management uses a number of metrics, including annual recurring revenue and average contract value, to measure its performance and customer trends, which are used to prepare financial plans and shape future strategy. Docebo’s key performance indicators may be calculated in a manner different than similar key performance indicators used by other companies.

Docebo defines annual recurring revenue as the annualized equivalent value of the subscription revenue of all existing contracts (including Original Equipment Manufacturer (“OEM”) contracts) as at the date being measured, excluding non-recurring implementation, support and maintenance fees. Docebo’s customers generally enter into one to three year contracts and are non-cancelable or cancellable with penalty. All the customer contracts, including those for one-year terms, automatically renew unless cancelled by Docebo’s customers. Accordingly, Docebo’s calculation of annual recurring revenue assumes that customers will renew the contractual commitments on a periodic basis as those commitments come up for renewal. Subscription agreements are subject to price increases upon renewal reflecting both inflationary increases and the additional value provided by Docebo’s solutions. In addition to the expected increase in subscription revenue from price increases over time, existing customers may subscribe for additional features, learners or services during the term. Docebo believes that this measure provides a fair real-time measure of performance in a subscription-based environment. Annual recurring revenue provides Docebo with visibility for consistent and predictable growth to its cash flows.

Docebo defines average contract value as total annual recurring revenue divided by the number of active customers, based on contracted customers. Historically, in calculating average contract value, all references to the number of customers or companies that Docebo serves included separate accounts per customer based on their installation(s) count. For the third quarter of the fiscal year ended December 31, 2020 and going forward, any separate accounts that Docebo’s customers may have will be aggregated and counted as one customer based on the contracted customer for the purposes of calculating average contract value to provide a more precise understanding of this metric. The figures for average contract value in this release as at 2019 use this updated calculation method.

For further information:

Dennis Fong, Investor Relations

(416) 283-9930, investors@docebo.com